CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
June 24, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

ASX/Nasdaq Media Release	24 June 2008
NEW PHARMAXIS BOARD APPOINTMENT
Pharmaxis (ASX: PXS, Nasdaq: PXSL) today announced the appointment of senior Australian pharmaceutical executive Will Delaat to its board of directors.
Mr Delaat has 35 years experience in the global pharmaceutical industry, most recently as the managing director of the Australian subsidiary of Merck & Co., a position he held from 1997 until his recent retirement.
During his career Mr Delaat has held executive positions in both Europe and Australia for Merck and AstraZeneca. Mr Delaat is experienced in sales and marketing and has been responsible for international product launches and commercialisation of respiratory products.
Mr Delaat also serves the pharmaceutical industry in important representative roles. He is chairman of the Australian pharmaceutical industry’s peak body, Medicines Australia, and is chairman of the Pharmaceuticals Industry Council.
“Will Delaat is one of Australia’s pharmaceutical industry leaders” said Pharmaxis Chairman, Denis Hanley. “The Pharmaxis board will benefit from his invaluable skills and experience.”
In accepting the board director position Mr Delaat said: “Pharmaxis holds enormous promise and I look forward to being part of its effort to bring innovative medicines to patients world-wide.”
For information on all Pharmaxis Board members, go to http://www.shareholder.com/visitors/DynamicDoc/document.cfm?CompanyID=PXSL&DocumentID=2032&PIN=&Page =22&Zoom=1x
-ends-

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia: Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: June 24, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer